BlocPower Energy Services 3 LLC

Regulation Crowdfunding Form C-AR

Table of Contents

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Name of Company [1]

Blocpower Energy Services 3 LLC ("the Company," "the Issuer")

Address: 1623 Flatbush Ave, Box #222, Brooklyn, NY 11210

Website: https://bpes3.blocpower.io/

Number of Employees: 2

State of Jurisdiction: Delaware

Date of Inception: January 4, 2021

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,

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2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

_____

[Signature]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Directors [4]

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Cullen C. Kasunic	Manager, Board of Directors	Jan 4, 2021 - Present	Head of Finance for BlocPower LLC

Other Position 1 at Issuer		Period of time	
Chief Financial Officer		Jan 4, 2021 to Present	

Other Business Experience in the Past Three Years			
Employer	Title	Principal Business of the Employer	Dates
BlocPower LLC	Chief Financial Officer	Renewable Energy	2019 - Present

Officers [5]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Donnel Baird	CEO	2021 to present	CEO	BlocPower PBC

Other Position 1 at Issuer		Period of time		
Founder		2021 to present		

Other Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**		**Dates**
BlocPower PBC	CEO	Renewable Energy		2013 - Present
BlocPower LLC	CEO	Renewable Energy		2012 - Present

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of December 31, 2022 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Owner Name of Holder	Number and Class of securities Now Held	% of Voting Power Prior to the Offering	% of Voting Power After theOffering
BlocPower LLC	Membership Interests	100%	100%

The Business

Description of Business [7]

This investment is in **Blocpower Energy Services 3 LLC,** a Delaware limited liability company organized on January 4, 2021, ("BPES3" or the "**Company**"), to finance select energy efficiency and renewable energy projects largely in low to moderate income (LMI) urban communities across the United States. The Company is located at 1623 Flatbush Ave, Box #222, Brooklyn, NY 11210 and its website address is: https://bpes3.blocpower.io/

The Company is a subsidiary of BlocPower LLC ("BlocPower"). BlocPower is a Brooklyn-based energy technology startup rapidly greening American cities. The commercial building sector, of which the great majority are small buildings, consumes about 20-30% of all U.S. energy. Decarbonizing or electrifying these buildings by the removal of fossil fuels is a significant opportunity particularly with rising fossil fuel prices and volatility and heat pump and other incentives in the recently enacted Inflation Reduction Act. For example, to electrify Ithaca, population of about 30,000, hundreds of millions of dollars in investment can be justified. Extrapolated to the dozens of major cities and thousands of minor cities yields a cost potentially in the trillions of dollars to electrify all the buildings in the United States. And that is what must be done if the country is to move away from fossil fuels.

To meet this electrification challenge, BlocPower (the Parent) has developed an end-to-end platform by identifying gaps and providing solutions with the following business lines: a) software / program management, b) project installation / financing and c) workforce training.

Based on years of experience, BlocPower is well-positioned to deliver electrification projects in the fragmented small commercial, multi-tenant residential, and LMI markets, which have seen limited competition to date. This combined with some years of public policy experience associated with decarbonization and electrification has enabled the company to sign number of major contracts with cities and utilities in 2022, including New York City, San Jose, California, Ithaca, New York, Denver, Colorado and large investor owned utility, Commonwealth Edison in Chicago, as well as other unannounced work.

To execute these programs, BlocPower has raised approximately $25 million dollars in a Series B fundraising from a strong group of strategic and venture investors including VoLo Earth, Obsidian, Microsoft, Credit Suisse and Builders Vision.   Management plans to focus on delivering on these programs, growing software and financing transactions, and improving repeatability. The proceeds from the Series B will drive these efforts and include investment in additional program operations, sales and marketing, product development, corporate

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administration and additional working capital.   This expected growth in operations ahead of revenue growth will likely drive future operating losses and capital raising, but is intended to establish significant market share and a consistent revenue base.

BlocPower is backed by some of the world's top investors, including VoLo Earth, Microsoft's Climate Innovation Fund, Kapor Capital, one of Uber's first investors; Andressen Horowitz, an early investor in Facebook, Twitter, AirBnB and Lyft; Eric Schmidt the former Chairman of Google; and The American Family Insurance Institute for Corporate and Social Impact. A subsidiary of BlocPower LLC has an $80 million project level debt facility with Goldman Sachs and Microsoft.

The Company is one of several subsidiaries created and wholly owned by BlocPower to leverage BlocPower's experience, expertise and proprietary software to own, operate, manage, and finance certain energy projects. For example, BlocPower Energy Services 1 LLC and BlocPower Energy Services 2 LLC, are each special purpose entities (SPEs) having a unique set of designated assets and source of funding. BlocPower Energy Services 3 LLC (BPES3 LLC or the "Company") is similarly structured as an SPE. The Company will focus on projects for single family homes, small multifamily (generally 2-4 units), and medium to larger multifamily units (4+) in New York City and New York State, the San Francisco Bay Area, Denver, Georgia and other jurisdictions that the Company may, in its sole discretion, pursue future opportunities. The Company has and also intends to invest funds from this offering into energy efficiency and clean energy projects owned by other direct and indirect subsidiaries of BlocPower that are project companies, that is, they hold only project assets ("BlocPower Project Cos") whether through a debt or equity investment. We expect that the Company will be financed primarily by offering crowdfunded securities to open up investments to the general investing public.

See Appendix 4. The Offering Page for more information.

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Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.



BlocPower Public Benefit Corp.
Holding Co. receives VC investment, issues stocks/options/dividends.
BlocPower LLC
100% owned by BlocPower PBC
Operating Co. performs business, hires employees,
signs most SaaS/consulting/service agreements.
BlocPower Energy Services 1A LLC
Construction Warehouse SPE 100% owned by BlocPower LLC, owns WIP project assets for BlocPower ES1 LLC
BlocPower Build Back Better Public Benefit Corp
Holding Co. receives debt and/or investments from BlocPower LLC, Republic, and other sources. Invests debt as sponsor equity into any existing/future SPEs. Repayment backed by projects.
BuildingBloc LLC
60% BlocPower owned construction joint venture
BlocPower Energy Services 1 LLC
Debt Facility SPE 100% owned by BlocPower LLC Signs ESA and EPC agreements for projects, manage term loan and sponsor equity for project finance aggregation.
BlocPower Energy Services 2 LLC
Same as ES1
BlocPower Energy Services 3 LLC
Same as ES1, crowdfunding entity can invest sponsor equity into other SPEs or make loans to BlocPower LLC

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

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Company Risks

Customer Repayment Risk

There is a risk that the customers fail to make payments to the Company and default under the leases. Although the Company has the right to remove equipment from a building upon a customer's default under the lease, some of the equipment is difficult to remove and still retains residual value (i.e. insulation) which results in limited or no cash recoupment from the equipment which proceeds would be used to pay the Investors. Also, given the importance of heat pumps, the Company may not want to remove them from the property. This could impact accounts receivable and the cash available to repay Investors.

The Company asset size and project numbers will be small initially, at least for the near term future, and thus carry a lack of diversification risk. The more projects and sources of revenue as the Company adds more projects and funding in the future, the less dependent the Company is on any particular project to ensure it can meet its financing obligations.

Project delay risk

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers, inability to access building properties, especially as a result of the COVID-19 pandemic. The Company could then experience delays in their ability to meet targeted commercial operation dates and monthly lease payments from building customers. Accounts receivables could be lower than expected and impact the Company's ability to pay Investors.

Limited operating history

The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in January 2021, has just begun to generate revenue. The revenue-generating customer lease payments for funds raised have yet to be deployed. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development; however, the Company will benefit from its parent's, BlocPower, eight years of operational history and know-how. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Natural Disaster

There is the possibility that a natural disaster or other events beyond the control of the Company could cause damage to the equipment. This would be especially devastating as we are regionally concentrated in New York. This may cause unexpected replacement costs and negatively impact financial returns. While the equipment is covered by a number of insurance policies, including an inland marine insurance policy during the construction period, and under the customer's property insurance during the operating term, both to cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company or the insurance coverage may not be adequate.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state, and local laws, which cannot be predicted.

The Company greatly benefits and expects to continue to benefit from federal/state/local incentives that serve to significantly reduce the costs to construct and run projects. While the initial set of projects coming out of this raise should not be impacted given how quickly they will be implemented, changes to incentives could impact the overall sector growth and BlocPower's business.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced, and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors. The Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, third party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

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Reliance on Contractors

We depend on energy efficiency and renewable energy contractors and subcontractors to assess and install energy efficiency solutions, and maintain performance in certain cases over the life of the contract, typically a 15 year period. Our ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or more subcontractors.

Project Uncertainty

While the Company has identified projects to finance, the Company has discretion to make changes to this list and can add additional projects if the maximum amount is raised. While the Company has a well developed Underwriting process and intends to select similar projects in building customer profiles as the projects listed, there is a risk that these projects may have unforeseen issues that will negatively impact the lease payments.

There is a risk that the Company won't be able to identify alternative projects to include due to competition or other reasons, and the total revenues from lease payments will be reduced which may impact the company's ability to pay its debt obligations. The Company has the right to add new lines of business and new projects in the future. The risks associated with those are unknown, and could result in negative impact to the ability of the Company to pay its debts. The Company focuses on projects for single family homes which may take additional customer assistance in order to move to contract, small multifamily (generally 2-4 units), and medium to larger multifamily units (4+) outside the state of New York, which is where BlocPower has deeper contractor relationships.

The loans made to BlocPower LLC for temporary construction loans and sponsor equity into other project companies is unsecured and subordinate to all other debt obligations of BlocPower LLC. This increases the risk that those loans would not get repaid.

General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to collect lease payments and the Company's ability to find quality projects should the Company need to substitute projects in the future.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis. Contractors and access to building premises could experience delays or additional unexpected expenses. Building owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their lease payments which in turn would impact the Company's ability to meet its debt obligations. Property owners in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make financing payments.

Some site visits do continue. While BlocPower has developed a COVID-19 protocol and methodology to keep employees, contractors, community members, and building residents safe during the onsite assessment and installation phase of clean energy projects, there are no guarantees that the Company's efforts will be successful.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Asset Liability Cash Flow Mismatch

The lease payments may not exactly match the Company's obligations under the Notes thus leaving the Company without the cash flow to pay Note obligations. The projects also are relying on money back from incentives to maximize projects developed and there is always a risk that there is a delay in receiving the incentives back in a timely manner. The Company must ensure they manage the potential for cash flow mismatch by maintaining cash reserves and debt service coverage.

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Energy Market Risk

The energy efficient industry is an emerging market that is constantly evolving and may not develop to the size or at the rate we expect. It may take several years to fully develop and mature, and we cannot be certain that the market will grow to the size or at the rate we expect. Any future growth of the market and the success of our service offerings depend on many factors beyond our control, including recognition and acceptance of the energy efficient upgrades by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives, and our ability to provide cost-effective service offerings. If the market is not widely accepted, it may affect our ability to receive funding. If there were declining macroeconomic conditions (i.e. job markets and residential real estate markets), this could impact customer's financial viability and credit to enter into long-term contracts, even if such contracts would generate immediate and long-term savings.

Unsecured Fixed Income Note Risk

Limited Upside Potential

With fixed income securities (such as the Notes), there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a Noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

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Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholder has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets. The Company will not pledge any of its assets to other creditors, so no other creditors will have rights to its assets ahead of the noteholders.

The loans made to BlocPower LLC for temporary construction loans and sponsor equity into projects owned and operated in other subsidiary companies, or direct equity investments into BlocPower LLC subsidiaries are unsecured and will be subordinate to all other debt obligations of BlocPower LLC and/or the subsidiary. The Company can invest up to 40% of cash raised from Noteholders in this manner. While the Parent Company has the option to cover any shortfalls if needed, these investments being unsecured and subordinated increase the risk that Noteholders will not get paid in a timely manner, or may lose their investment. For investments that take an equity position, there is no obligation of the BlocPower Project Cos to pay dividends up to pay their equity investors and must pay all other obligations of that company first, thus further increasing the risk that cash will not be repaid to the Company.

Valuation Risk

While the Company believes that the interest rate on the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

Interest rate risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 5.5% to 6.5% or higher for a similar investment) in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Notes to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth.

Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are more risky inherently.

Call (Prepayment) risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Note Holders their remaining principal investment back plus any interest that is accrued up to the call date; in return for this option, the Company has also promised to pay Noteholders a penalty for prepaying early. See the Optional Prepayment section. However, when you go to reinvest your money, current interest rates may be lower, and if so your new investment would carry a lower interest rate which may not be compensated fully by the extra cash you get from the prepayment penalty.

Limitations on recourse

There is no guarantee of repayment, or recourse for the note holders against the Company.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project.

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes. There are no provisions for investors to collectively pursue repayment of the Notes. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Notes. The Company's offer and sale of the Notes will not be registered under the Securities Act or under any state securities laws. No transfer of the Notes may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Raise Green Compensation

The securities issued as compensation to Raise Green are issued outside of the offering and as a result, increases the Company's leverage.

General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your

investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment In Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Risks Related to Minority Ownership Factors [22]

An Investor in the promissory notes will likely hold a minority position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

Issuer Repurchase of Securities/Prepayment of Notes. The Company has the right to repay principal and interest on the promissory notes at any time prior to the maturity date. If the Company repays principal and interest on the notes early, Investor will receive fewer interest payments than expected at purchase.

A sale of the issuer or of assets of the issuer. As a noteholder with no voting rights, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the management of the Company to manage the Company so as to maximize value for unitholders and ensure full payment of noteholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investor and other noteholders.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Delivery of Securities [11(b)]

See Appendix 1

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 3 for additional information.

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Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

See the Terms of the Securities in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights?   No

Are there any limitations on any voting rights?

The holders of the Notes are not entitled to vote on any matters pertaining to the Company.

Modification of Terms [16]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

[Language from SEC Guidance on Form C]

The securities offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

This is an LLC with no issued units.

Limitation and Dilution of Rights [18]

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These types of changes could limit the Investor's economic rights by causing the Company to pay off the notes the Investor has purchased before their maturity, thereby reducing the aggregate interest paid on the notes to the Investor.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Other Differences Among Classes of Securities [19]

No.

Rights of Principal Shareholders [20]

As holders of a majority-in-interest of voting rights in the Company, the principal unitholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal unitholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal unitholder(s) may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal unitholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal unitholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal unitholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal unitholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The principal unitholder(s) have the right to redeem their securities at any time. The principal unitholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal unitholder(s) may affect the value of the Company and/or its viability.

Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Valuation of Securities Being Offered [21]

The value of the promissory notes was determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

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Outstanding Indebtedness [24]

The Company has the following outstanding material debts.

Lender	Amount Outstanding	Interest Rate	Maturity Date
Climate Impact Notes	$1,052,098	5.5%	05/14/33
Merck Family Foundation	$112,329	4.0%	12/31/31
Climate Impact Notes - 2nd Offer	$1,054,789	5.5%	03/23/34
Climate Impact Notes	$748,380	5.5%	05/16/34

Other Exempt Offerings [25]

The Company conducted the Reg CF Climate Impact Notes offerings in 2021 and 2022 listed above as well as a Reg CF offering on the Wefunder portal in 2023, which ended April, 30, 2023 but has not formally closed. Other than these offerings, the Company has not conducted any other exempt offerings within the past three years.

Related Party Transactions [26]

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has no related party transactions as defined above. In 2021, BlocPower LLC invested approximately $160,000 in the Company. The Company will from time to time lend to the parent company BlocPower LLC or borrow from it. It may also invest in other BlocPower subsidiaries, and/or

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lend to other BlocPower subsidiaries, generally in support of project development, project ownership, and construction.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

Yes. The Company has been in existence since January 2021.

Current Condition and Historical Results [28]

The commercial building sector, of which the great majority are small buildings, consumes about 20-30% of all U.S. energy. Decarbonizing or electrifying these buildings by the removal of fossil fuels is a significant opportunity particularly with rising fossil fuel prices and volatility and heat pump and other incentives in the recently enacted Inflation Reduction Act. For example, to electrify Ithaca, population of about 30,000, hundreds of millions of dollars in investment can be justified. Extrapolated to the dozens of major cities and thousands of minor cities yields a cost potentially in the trillions of dollars to electrify all the buildings in the United States. And that is what must be done if the country is to move away from fossil fuels.

BlocPower Energy Services 3 (BPES3) is not currently profitable. Revenues will increase as projects are completed. BPES3 is managed under operating agreement with parent company BP LLC. Once projects are installed, the projects produce long-term cashflows with minimal overhead. If for some reasons BPES3 would need to manage its own operations, we believe it could service its debt and maintain operations profitably by relying on existing and in progress project cashflows.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

Blocpower Energy Services 3 LLC cash in hand is $473,939, as of February 2023. Over the last three months, revenues have averaged $10,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $13,500/month, for an average burn rate of $3,500 per month. Our intent is to be profitable in 12 months.

To-date, the company has been financed with $2,916,050 in debt and $144,926 in capital contributions.

How fast will the Company use its current cash resources?

Our projected runway is 24 months before we need to raise further capital.

How will funds from this raise affect your liquidity position?

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering and potential infusions of capital that would be negotiated from BlocPower LLC. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Is the Company dependent on the capital resources described above?

No. There is meaningful cash flow coming from project payments, as well as the opportunity for continued investment and other funding support from the parent co BlocPower LLC.

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Financial Statements and Operation Discussion

	Most Recent Fiscal Year-end	Prior Fiscal year-end
Total Assets:	$4,391,754.00	$0.00
Cash & Cash Equivalents:	$351,984.00	$0.00
Accounts Receivable:	$374,985.00	$0.00
Short-term Debt:	$315,254.00	$0.00
Long-term Debt:	$3,664,949.00	$0.00
Revenues/Sales:	$96,714.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($65,427.00)	$0.00
# Employees	2	2

Our company was organized in January 2021 and has limited operations upon which prospective investors may base an evaluation of its performance. BlocPower completed an audit for 2021, which included BPES3. The 2021 results will be shared in a follow-up filing.

While the audited financial statements attached to the Form C are compiled financial statements for the parent company and all of its subsidiaries, the 2022 figures below are self-reported financials for just the subsidiary raising this round:

Revenues & Gross Margin. For the period ended December 31, 2022, the Company had revenues of $96,714.

Assets. As of December 31, 2022, the Company had total assets of $4,391,754 including $351,984 in cash.

Net Loss. The Company has had net losses of $65,427 for the fiscal year ended December 31, 2022.

Liabilities. The Company's liabilities totaled $3,980,204 for the fiscal year ended December 31, 2022.

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Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

BlocPower ES3 expects revenues to increase around 20% (to ~$12,000/month), within the next 6 months, as more buildings go online and stay relatively stable for next 3-12 months as previous projects are completed. The founders believe this will result in roughly break-even operations.

Is the Company's viability dependent on the Offering?

No

When does the Company's Fiscal Year end?

Calendar Year end: Dec 31

Financial Statements [29]

See Appendix 2 for 2022 unaudited financial statements. Please

[Mandatory Principal Executive Officer Certification Language]

I, Cullen Kasunic, certify that:

(1) the financial statements of Blocpower Energy Services 3 LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Blocpower Energy Services 3 LLC included in this Form reflects accurately the information reported on the tax return for Blocpower Energy Services 3 LLC filed for the fiscal year ended [date of most recent tax return].



Cullen Kasunic
Authorized Signatory

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

All questions were answered "No".

Other Material Information [31]

The Company has no other material information to provide.

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Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat (1-7%) percent of the amount raised which is withdrawn directly from the escrow account and a % of the securities offered (0-9%) before disbursing funds to the Company.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

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Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

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You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

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The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

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Appendix 2 – Financial Statements

Balance Sheet

BlocPower Energy Services 3 LLC
As of December 31, 2022
Accrual Basis

	DEC 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
ES3 Money Market Checking	8,550.58
ES3-Main Operating Checking	343,433.01
Total Cash and Cash Equivalents	**351,983.59**
120 - Accounts Receivable	374,985.29
130 - Prepayments	39,480.00
246 - Due from BlocPower ES1	162,804.03
247 - Due from BlocPower LLC	1,006,186.97
248 - Due from BlocPower ES2	47,863.91
249 - Due from BlocPower Community Corporation	257,496.58
Total Current Assets	**2,240,800.37**
Long Term Assets	
170 - Project Asset	734,635.69
171 - Construction In Process	1,437,946.84
172 - Accumulated Depreciation	(31,387.27)
Total Long Term Assets	**2,141,195.26**
Total Assets	**4,381,995.63**
Liabilities and Equity	
Liabilities	
Current Liabilities	
200 - Accounts Payable	264,373.27
220 - Sales Tax Payable	2,380.82
280 - Retainage Payable	48,500.00
Total Current Liabilities	**315,254.09**

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Long Term Liabilities

211 - Deferred Revenue	369,702.04
241 - Accrued Interest	100,137.28
290 - Green Note - Crowdfunding First Round	775,550.66
291 - Green Note - Crowdfunding Second Round	948,799.00
292 - Green Note - Crowdfunding Third Round	748,380.00
293 - Green Note - Crowdfunding - Allocated	240,382.80
294 - EBCE Loan	500,000.00
295 - Green Note - Crowdfunding - First Repay	(61,449.86)

	DEC 31, 2022
296 - Green Note - Debt Issuance Cost	(48,223.50)
297 - Note - Merck Family Fund	91,671.00
Total Long Term Liabilities	**3,664,949.42**
Total Liabilities	**3,980,203.51**

Equity

300 - Owners Contribution	20,000.00
301 - Project Sponsor Equity	494,252.89
320 - Retained Earnings	(37,274.79)
Current Year Earnings	(75,185.98)
Total Equity	**401,792.12**
Total Liabilities and Equity	**4,381,995.63**

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Income Statement

BlocPower Energy Services 3 LLC
For the year ended December 31, 2022
Accrual Basis

	2022
Income	
400 - Sales	33,234.78
470 - Interest Income	53,720.18
Total Income	**86,954.96**
Gross Profit	**86,954.96**
Operating Expenses	
601 - Sales returns and allowances	1,909.00
604 - Bank Service Charges	863.93
605 - Stripe-Credit Card Fee	146.34
612 - Consulting & Accounting	6,000.00
626 - Operation and Maintenance	5,628.19
700 - Depreciation	23,192.27
800 - Interest Expense - First Round	52,518.03
801 - Interest Expense - Second Round	40,442.54
802 - Interest Expense - Third Round	27,440.64
804 - Interest Expense	4,000.00
Total Operating Expenses	**162,140.94**
Operating Income	**(75,185.98)**
Net Income	**(75,185.98)**

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